FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – NOVEMBER 25, 2009

BAYTEX ENERGY TRUST TO PRESENT AT THE CANACCORD ADAMS GLOBAL ENERGY CONFERENCE AND THE FBR CAPITAL MARKETS 2009 FALL INVESTOR CONFERENCE

CALGARY, ALBERTA (November 25, 2009) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will present at the Canaccord Adams Global Energy Conference on Wednesday, December 2, 2009 at 7:45am EST (5:45am MST) and 9:10am EST (7:10am MST) in Miami Beach, Florida. Presentation slides and a link to the webcast (audio only) will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast (audio only) of the presentation can also be accessed via the following URL for 6 months following the presentation:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2802140

In addition, Baytex Energy Trust is also pleased to announce that Derek Aylesworth, Chief Financial Officer, will be presenting at the FBR Capital Markets 2009 Fall Investor Conference on Wednesday, December 2, 2009 at 10:00am EST (8:00am MST) in New York, New York. Presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast (audio only) version of the conference can also be accessed via the following URL for 90 days following the presentation:

http://www.wsw.com/webcast/fbr23/register.aspx?conf=fbr23&page=bte&url=http%3A//www.wsw.com/webcast/fbr23/bte/

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761
Brian Ector, Director of Investor Relations	Telephone: (403) 267-0702

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca